Exhibit 10

SEVERANCE, RELEASE,
AND PROPRIETARY INTERESTS PROTECTION AGREEMENT

This Severance, Release and Proprietary Interests Protection Agreement (the "Agreement") is made and entered into by and among Illinois Tool Works Inc. ("Company") including its subsidiaries, affiliates, successors and assigns (collectively "the Company") and Russell M. Flaum (" Flaum") (collectively the "Parties") on the dates shown below. In consideration of the promises, obligations, covenants, monies and other valuable consideration contained herein, the Parties agree as follows:

1.   RECITALS

1.1   Flaum has been employed by the Company since October 21, 1975.

1.2   Flaum most recently served as Executive Vice President, with access to customer lists, customer sales history, strategic business planning, new product development, pricing and margin information, human resources planning, trade secret and other proprietary and confidential business-related information.

1.3   The active employment relationship between the Company and Flaum (the "Parties") will terminate on July 1, 2009.

1.4   The Parties have voluntarily entered into this Agreement for the purposes of granting severance benefits to Flaum for which he is not otherwise eligible, creating a covenant not to compete with valuable consideration being exchanged, and for eliminating any disputes or claims relating to Flaum's employment and the termination of his employment.

1.5   These recitals are material terms of this Agreement.

2.   PAYMENTS AND OTHER BENEFITS

In consideration of the mutual promises, monies and other valuable consideration, contained herein, the Parties agree as follows:

2.1   Pursuant to the ITW Separation Pay Plan, Flaum will receive thirty-four (34) weeks of separation pay benefits (gross amount of $256,224.00). The Separation Pay benefit will be paid by the Company to Flaum no later than July 10, 2009. Concurrently with such payment, Flaum will receive payment for all unused earned 2009 vacation pay and accrued 2010 vacation pay and all reimbursable expenses incurred by him with respect to his employment with the Company which have not then been paid to him. All required federal, state and local taxes and FICA will be withheld.

2.2   In addition to the Separation Pay benefits in Section 2.1, as long as Flaum signs, does not revoke, and complies with all of the terms of this Agreement:

   A.   The Company will pay to Flaum an enhanced severance benefit equal to 50% of his Separation Pay benefit (gross amount of $128,112.00). All required federal, state and local taxes and FICA will be withheld from the enhanced severance benefit, and will be paid no later than 21 calendar days after the expiration of the seven (7) day period to rescind the Agreement in Section 5.4.
   B.   The Company will pay to Flaum a half year pro-rated 2009 P&O Bonus based on year end results. The 2009 P&O Bonus will be paid in 2010 in accordance with the Company's regular process.
   C.   R.S.U. vesting will be awarded subject to meeting previously committed performance criteria. If 2009 R.S.U.'s meet required performance criteria, then 25% of the 2009 grant will vest.
   D.   Option grants for years 2006, 2007, 2008, and 2009 with options scheduled to vest in February 2010 will be accelerated to vest on July 1, 2009 and their exercise periods will be extended to May 31, 2010. All other original grant terms for stock option and restricted stock units will remain in effect.

2.3   As long as Flaum executes and does not revoke this Agreement and complies with all of the terms, conditions and covenants of this Agreement, then the Company will pay to Flaum an additional payment (hereinafter "additional payment") totaling $600,000.00, less required legal withholdings, paid in three equal installments on December 31, 2009, July 2, 2010 and December 31, 2010.

2.4 The Parties hereby agree that at least $10,000 of the additional payment in Section 2.3 of this Agreement is expressly deemed as consideration for the Section 3-Mutual Release, and the balance of the additional payment is consideration for the covenants and agreements contained in Section 4-Intellectual Property and Confidential Information and Section 6- Protection of Proprietary Interests.

2.5 The Company will provide health and dental coverage to Flaum provided that Flaum enrolls in COBRA. The first nine months of COBRA (August 2009 through April 2010) will be provided to Flaum at the subsidized COBRA rate of 22% of premium equivalents of ITW Medical and Dental plans. In lieu of COBRA, Flaum has the option to participate in the ITW Retiree Medical Plan effective August 1, 2009, upon exhausting the subsidized COBRA or at any subsequent open enrollment period in accordance with the Plan rules.

2.6 Flaum shall be entitled to retain the laptop computer and mobile phone and Blackberry which he currently utilizes and the Company, by this Agreement, does hereby transfer the ownership thereof to Flaum. The Company shall reimburse Flaum for the reasonable costs of mobile networking service pertaining thereto for the two month period following the termination of Flaum's employment with the Company.

2.7 Flaum shall be entitled to benefits under the ITW benefit plans, as defined by the appropriate plan documents.

2.8 The Company will select and make available to Flaum, at no cost, outplacement services.

2.9 A summary of some of the benefits to which Flaum is entitled under the terms and provisions of this Agreement is set forth on Exhibit "A", attached hereto and made a part hereof.

2.10 As long as Flaum executes and does not revoke this Agreement, the Company shall, within fifteen (15) days of execution of this Agreement, reimburse Flaum for the reasonable attorney's fees and costs he incurs in connection with the matters described herein which amount shall not in any case exceed three thousand Dollars ($3,000.00).

2.11 In consideration of the benefits provided herein, Flaum agrees that the above is the total and final compensation owed to him, and Flaum specifically agrees that, except for benefits to which Flaum may be entitled under the terms of the ITW benefit plans, there is no additional compensation due him in any form including salary, bonus, commission, or vacation.

3. **MUTUAL RELEASE**

3.1 Flaum on behalf of himself and his heirs, assigns, agents, representatives, lawyers, and all persons acting by, through, under or in concert with him, do hereby release and forever discharge the Company including all subsidiaries, divisions, affiliates, and related entities, and its present and former officers, directors, shareholders, agents and employees (whether in their individual or representative capacities) of and from any and all manner of action, or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, loss, cost or expense, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called "Claims"), which Flaum has or may have against the Company, by reason of any matter, cause or thing whatsoever from the beginning of time to the execution date of this Agreement, including, without limiting the generality of the foregoing, any claims arising out of, based upon, or relating to Flaum's employment, benefits or otherwise, as well as any matters, causes, or things whatsoever that were, or have been, or could in any way have been alleged by Flaum against the Company relating to his employment, termination, benefits, or otherwise. The Claims released herein include, without limiting the generality of the foregoing, any claims in any way arising out of, based upon, or related to the employment of Flaum, including all claims under Title VII of the Civil Rights Act of 1964, as amended; the Americans with Disabilities Act, as amended; Employee Retirement Income Security Act (ERISA) as amended; the Age Discrimination in Employment Act of 1967, as amended; the Illinois Human Rights Act, any other federal, state or local statutes relating to employment, employment benefits or employment discrimination; personal injury, defamation, mental anguish, injury to health and/or personal reputation.

3.2   The Company, on its own behalf on behalf of its subsidiaries, divisions, affiliates and related entities and its present or former officers, directors, shareholders, agents and employees (whether in their individual or representative capacities) hereby release and forever discharge Flaum and Flaum's heirs, assigns, agents, representatives, lawyers and all persons acting by, through, under or in concert with him (collectively the "Flaum Parties"), of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, loss, cost or expense of any nature whatsoever, known or unknown, fixed or contingent which the Company has or may have against the Flaum Parties by reason of any matter, cause or thing whatsoever from the beginning of time to the execution date of this Agreement including, without limiting the generality of the foregoing, any claims arising out of or based upon or relating to Flaum's employment, benefits or otherwise as well as any matters, causes or things whatsoever that were, have been or could in any way have been alleged by the Company against the Flaum Parties relating to Flaum's employment, termination, benefits or otherwise.

4.   INTELLECTUAL PROPERTY AND CONFIDENTIAL INFORMATION

In order to protect the Company's intellectual property, confidential information, trade secrets and other proprietary interests, Flaum agrees as follows:

4.1   Flaum will not, without the Company's prior permission, directly or indirectly utilize or disclose to anyone outside of the Company, trade secrets or other confidential information of the Company. Trade secrets and other confidential information shall include any information or material which is not generally known to the public and which (a) is generated or collected by or utilized in the operations of the Company and relates to the actual or anticipated business or research or development of the Company; (b) is suggested by or results from any task assigned to Flaum by the Company or work performed by Flaum for or on behalf of the Company; or (c) was obtained by Flaum's direct management of Company operations or due to his access to information from non-reporting operations due to his position as Executive Vice-President. Examples of confidential information include, but are not limited to, customer and vendor lists, pricing, margins, business and marketing plans and strategy, management reports, long range plans, annual business plans, technical know-how, formulae, processes, designs, manufacturing techniques, software and research and development. The foregoing shall not restrict Flaum from disclosing information which he is required to disclose by court order or other legal process provided prompt written notice of such required disclosure is given to the Company.

4.2   Flaum agrees that all tangible materials (whether originals, duplicates stored electronically or stored on computer), in his possession or control which in any way relate to the Company's business and which were furnished to him by the Company or which were prepared, compiled or acquired by him while employed by the Company shall be the sole property of the Company. Upon termination, Flaum agrees to deliver all such materials to the Company and will not retain any originals or copies of such materials.

5.   RIGHTS UNDER OLDER WORKER'S BENEFIT PROTECTION ACT OF 1990.

In accordance with the Older Worker's Benefit Protection Act of 1990, Flaum is aware of the following:

5.1   That he is waiving all rights and claims that he has or may have under the federal Age Discrimination in Employment Act, as well as any rights or claims that he has or may have under other federal, state, or local laws with regard to age and other employment discrimination;

5.2   That he has been advised by the Company to consult with an attorney prior to executing this Agreement;

5.3   That he has a period of twenty-one (21) days in which to consider this Agreement before signing it;

5.4   That for a period of seven (7) days following his signing of this Agreement, he may revoke this Agreement, and that this Agreement shall not become effective and enforceable until that 7-day revocation period has expired. Any revocation shall be submitted in writing to Sharon Brady, Senior Vice President Human Resources, Illinois Tool Works, 3600 West Lake Avenue, Glenview, IL 60026.

5.5   That he knowingly and voluntarily agrees to all the terms set forth in this Agreement, and

5.6   That he is not waiving any rights or claims that may arise after the execution date of this Agreement.

6. **PROTECTION OF PROPRIETARY INTERESTS**

6.1   Flaum agrees that for a term of July 2, 2009 through December 31, 2010, he will not, without the prior written consent of the Company, engage directly or indirectly in any business competitive with the business, in which the Company is presently engaged in a position in which his responsibilities are similar to his responsibilities at the Company, and/or utilize confidential information or knowledge utilized in his position with the Company. For the purposes of this Agreement, companies that are competitive with the Company are companies engaged in the business of manufacturing steel strapping, plastic strapping, or paper edge protection products used for bundling, shipping, or protecting goods in transit, including, but are not limited to the following: **M.J. Maillis, Samuel-Manutech, Lantech, Strapack, Sekisui, Lenzen, DuBose, Cyklop, Fromm, Mosca, Laminations Inc., AEP Films.** However, this restriction shall not prevent Flaum from working for a competing entity that has multiple divisions or business units, so long as Flaum does not have duties in, responsibilities for or communicates with any of the competing divisions or business units

6.2   Flaum agrees that for a term of July 2, 2009 through December 31, 2010, he will not, directly or indirectly, on behalf of himself or any other person, company or entity, solicit or participate in soliciting, products or services competitive with or similar to products or services offered by, manufactured by, designed by or distributed by the Company to any person, company or entity that was the Company's customer for such products or services and with which he had contact regarding those products or services at any time during the 24 months prior to his termination.

6.3   Flaum agrees that for a term of July 2, 2009 through December 31, 2010, he will not, directly or indirectly, in any capacity, provide products or services competitive with or similar to products or services offered by the Company to any person, company or entity that was a customer of the Company for such products or services and with which he had contact regarding those products or services during the 24 months prior to his termination.

6.4   Flaum agrees that for a term of July 2, 2009 through December 31, 2010, he will not, directly or indirectly hire, solicit, attempt to persuade, any person who was an employee of the Company within the final two months of his employment with the Company, to leave the employ of the Company or otherwise interfere with the performance of their duties for the Company.

6.5   Flaum agrees that for a term of July 2, 2009 through December 31, 2010, he will not directly or indirectly, on behalf of himself or any other person, company or entity, participate in the development of any products or services competitive with products or services of the Company with which he had access to product or service research or developmental planning during the 24 months preceding termination of employment.

6.6   The restrictions imposed by this Covenant Not to Compete are reasonably necessary to protect the Company's relationships, customers, trade secrets and confidential and proprietary business-related information.

6.7   This Agreement does not attempt to restrict Flaum from any employment opportunities consistent with his skills, knowledge and abilities that do not compete directly or indirectly with the Company's business and threaten the use or disclosure of its confidential or trade secret information.

6.8   This Agreement may be used as the basis for an injunction against any action, suit or other proceeding which may be instituted which is contrary to the release provided in Section 3. Furthermore, the Parties agree that the Company will suffer irreparable harm in the event of a breach or threatened breach of the above Section 4-Intellectual Property and Confidential Information or Section 6-Protection of Proprietary Interests covenants in this Agreement. Therefore, the Parties agree that, in addition to all other remedies in law or equity, the Company is entitled to the issuance of an injunction in the event of a breach of this Agreement by Flaum to enforce the Agreement.

6.9   In addition to any other remedy the Company may have in law or in equity, if the Company reasonably determines that Flaum has breached this Agreement, then the Company may withhold all amounts to be paid under Section 2.3 until a court of competent jurisdiction has finally determined whether or not a breach has occurred. If such court determines that a breach has not occurred, then the Company shall resume payments within thirty (30) days of such determination. If such court determines that a breach has occurred, then Flaum shall reimburse the Company for all amounts theretofore paid by the Company under Section 2.3 except the $10,000 payment in Section 2.4, within thirty (30) days of such determination, and Flaum shall be deemed to have relinquished all amounts otherwise payable under Section 2.3. In the event the Company shall fail to make any of the payments due and payable to Flaum pursuant to 2.3 hereof within five (5) days of the date such payment is due and payable, then Flaum shall be entitled to pursue any and all available remedies, in law or in equity, as a result of the Company's breach.

7. MISCELLANEOUS PROVISIONS

7.1 Confidential Agreement

The Parties agree that they will not disclose the terms of this Agreement to anyone unless required to do so by law; provided however, that the terms of this Agreement may be disclosed in confidence to management personnel, attorneys and staff personnel of the Company who have a legitimate business need to know, and may be disclosed in confidence to Flaum's immediate family, attorney, and any tax or financial consultant retained to assist Flaum, provided that such persons agree not to disclose the terms of this Agreement unless required to do so by law. The unauthorized disclosure of the terms of this Agreement by any person shall constitute a violation of this paragraph by the party who initially disclosed the terms of this Agreement.

Flaum agrees to refrain from any publication or any type of communication, oral or written, of a defamatory, disparaging or otherwise derogatory nature pertaining to the Company or any of the Company's business interests, products or employees.

7.2 No Admission of Liability

Neither the execution nor the performance of any term of this Agreement shall constitute or be construed as an admission of any liability to Flaum whatsoever by the Company, which has consistently taken the position that it has no liability, and will incur no liability, to Flaum whatsoever in connection with any Claims. This Agreement is intended solely to avoid even the possibility of any dispute or claim relating to the termination of Flaum's employment.

7.3 Choice of Law

This Agreement shall be construed in accordance with and all disputes hereunder shall be governed by the laws of the State of Illinois without regard for conflicts of law.

7.4 Amendments

Any amendment to this Agreement must be in writing and signed by duly authorized representatives of each of the parties hereto and must expressly state that it is the intention of each of the parties hereto to amend the Agreement.

7.5 Severability

The provisions of this Agreement shall be severable. In the event that any provision of this Agreement shall be found by any court to be unenforceable, in whole or in part, the remainder of this Agreement shall nevertheless be enforceable and binding on the parties. Flaum also agrees that the court may modify any invalid, overbroad or unenforceable term of this Agreement so that such term, as modified, is valid and enforceable under applicable law.

7.6 Sole Agreement

This Agreement represents the sole and entire agreement between the Parties and supersedes all prior agreements, negotiations and discussions between the Parties hereto and/or their respective counsel with respect to the subject matters covered hereby.

7.7 Assignment

The obligations of Flaum contained in this Agreement may not be assigned by him. The Company may assign its rights contained in this Agreement to the Company, or any affiliate, or subsidiary; and shall inure to the benefit of the Company's successors and assigns. The Parties acknowledge and agree that if this Agreement is assigned, it shall remain binding on the assigning party in any event.

7.8 Cooperation of Parties

The Parties shall cooperate to effectuate, and shall undertake such actions as are reasonably necessary to effectuate, this Agreement.

7.9 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

7.10 Prevailing Party

In the event of any litigation between the Parties regarding the terms, provisions or enforceability of this Agreement, the party prevailing in such litigation shall be reimbursed by the non-prevailing party for the reasonable costs and expenses incurred by the prevailing party including, without limitation, reasonable attorneys' fees and costs.

IN WITNESS WHEREOF, the Parties hereto have executed this Separation, Release, and Proprietary Interests Protection Agreement.

Dated: June15, 2009   By: /s/ Russell M. Flaum
                                   Russell M. Flaum

Dated: June 15, 2009   By: /s/ Sharon M. Brady
                               Illinois Tool Works Inc.

Voluntary Enhanced Separation Program Summary
07/01/09

Severance – Compensation Base Pay and Bonus	• Standard: $256,224.00 • Bonus prorated through 07/01/09 paid in February: "P" paid upon actual 2009 results and "O" on your accomplishments through 7/01/09
Benefits (Health, welfare, retirement) Retirement benefits will be executed in accordance with plan documents	• All benefits currently participating in continue through 07/01/09 (health and dental through 7/31/09) • Retirement service through 07/01/09 • COBRA coverage for health coverage starts 08/01/10 or retiree coverage – If COBRA is elected, it will be subsidized for 9 months • Current estimated retiree health credit is $1,045.01/month • R.S.U. vesting is subject to meeting previously committed performance criteria
Stock Options / R.S.U.'s	• Vested stock options must be exercised in accordance with the existing terms of prior grants • Unvested options will also vest in accordance with the existing terms of prior grants except as noted below.
ECRIP / Supplemental Pension	• ECRIP and supplemental pension balances will be distributed in accordance with previously set elections
Outplacement	• Outplacement services will be made available upon request
Vacation	• Paid unused and accrued for 2010 in 7/09
Non-compete, Non-solicitation, Confidentiality Agreement Mutual Release and Waiver	• Enhanced severance $128,112 for 2009 • $600,000 paid in 3 installments on 12/31/09, 7/02/10, and 12/31/10. • Option grants for years 2006, 2007, 2008, 2009. Vesting will be accelerated to 7/01/09 for options that would have vested in 2/2010. Their exercise periods will be extended to 5/31/10. • Should 2009 R.S.U.'s meet required performance criteria, 25% of the grant will vest